FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004
                 ----------------

Commission File Number  0-29382
                       ---------

                          Minefinders Corporation Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F           Form 40-F X
                                                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------


                              N E W S R E L E A S E

                                                               January 13,  2004


           Minefinders Updates Dolores Drilling and Feasibility Study

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report additional results from the Company's successful 2003 delineation drilling program on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico, and update progress on the final Dolores feasibility study

Recent Drilling

The Company has now completed more than 110 holes, totaling 59,384 meters, of delineation drilling at Dolores in the most recent program, commenced in June 2002. (Total drilling on the Dolores project, from the discovery hole in 1996 through December 2003, now stands at 510 holes, totaling more than 113,284 meters.) Data from this most recent drill program are now being incorporated into a new Dolores resource model, which will update a previously-reported (by News Release dated June 5, 2003) measured and indicated resource of 84.8 million tonnes, containing 2.33 million ounces of gold and 116.2 million ounces of silver, and additional inferred resource of 39.5 million tonnes, containing 1.1 million ounces of gold and 39.75 million ounces of silver. The new resource calculation will be reflected in the final Dolores feasibility study, presently underway and expected to be completed shortly.

Drilling during the current program has been directed to fill in gaps in the database and advance inferred mineralization into the measured and indicated categories. Recently completed drilling, directed to extend high-grade ore shoots to depth beneath the open-pit minable resource, continues to be successful. Additional deep high-grade intercepts include: drill hole D03-260, which cut 6.7 meters averaging 10.92 g/t (0.318 oz/t) gold, and 135.7 g/t (3.96 oz/t) silver; drill hole D03-266, with numerous intercepts, including several deep intercepts, 13.97 g/t gold and 48.2 g/t silver over 4 meters, 15.35 g/t (0.448 oz/t) gold and 22.6 g/t (0.66 oz/t) silver over 10 meters and 8.76 g/t gold over 1.5 meters; drill hole D03-269 cut a wide zone (94 meters), averaging
1.27 g/t gold, which extends significantly below the previously-reported, Pincock, Allen & Holt (PAH), audited resource model of 2002 (see Company website for section map) and which includes 2 meters grading 9.92 g/t gold at 434 meters down hole. Table 1, attached, highlights some of the recent deep drill holes and Table 2 highlights additional drill holes from other portions of the deposit. One of these holes, D03-280, was a horizontal hole directed to fill a gap in the data at the top of the Dolores deposit, and the

90 meter intercept, averaging 1.15 g/t gold and 105.7 g/t silver, cuts across the system at shallow depths of only 10 to 30 meters.

High-grade ore shoots have been intercepted throughout the Dolores deposit, with good continuity, extending from the surface to more than 600 meters total depth and 200 meters below the previously-announced block modeled resource. Additional deep drilling will be required to demonstrate an economically viable underground orebody, but, based on the drilling completed thus far, the potential for an underground resource is excellent. Following completion of the open pit feasibility study, a scoping study will be undertaken to evaluate the potential of developing and mining underground concurrently with the open pit operation, thereby moving some of the deeper mineralization into the early years of the mine life and increasing the overall production.

An inferred underground resource has been estimated by the Company, using higher-grade drilling results and projecting these results in a polygonal model below the present open pit block model. Based on these assumptions and the limited deep drill results completed thus far, a potential underground resource for the main feeder structures at Dolores could add approximately 500,000 tonnes of ore (4 meters x 50 meters x 1000 meters, total combined strike length), containing more than 100,000 ounces of gold for each additional 50 meters in depth below the open pit. Projecting these results for 250 meters down dip implies potential for an additional resource of more than 500,000 ounces of gold. Some additional deep drilling is planned from the surface, and, with continued success, an underground decline will be put in to fully evaluate the underground resource potential.

Drilling on step out and new targets on the Dolores property will restart the third week of January, using three diamond core rigs. This drilling will also include oriented core and large diameter core (PQ) for additional engineering and metallurgical studies, and condemnation drilling for facility sites, tailings dam, leach pads and waste dumps.

Feasibility Studies

Outside engineering consultants have been working on the Dolores feasibility study since February 2003. McClelland Labs, Hazen Research Inc. and SGS Lakefield Research Ltd., are conducting final metallurgical studies. Lakefield has been conducting flotation test work since October to confirm initial results achieved by McClelland Labs last summer. The final metallurgical results will be reported when completed, but, based on the work done to date, flotation is expected to increase significantly overall recoveries, especially of silver.

Golder Associates have completed initial rock mechanic and pit slope stability studies for the pit design and tailings dam, leach pad, stockpiles and plant site facilities, and their results will be incorporated into the final feasibility study.

Roscoe Postle Associates Inc. will provide input to and complete the final audit of the mineral resource estimate for the Dolores deposit. Drill results are still being added to the data base, so updated resource estimates are anticipated before signing-off on the final feasibility resource model.

M3 Engineering & Technology Corp. has been working on the feasibility study since February 2003, as the lead engineering firm for all aspects, including design, development and capital cost estimates. This work will continue, as the Company advances the Dolores deposit to development in 2004.

Final  environmental  surveys and preparation of the Environmental  Impact Study
(EIS) were initiated in November and are expected to be completed in the second quarter of 2004.

Infrastructure Improvements

Infrastructure improvements began at Dolores in 2003, with the completion of a six-kilometer long bypass road, which provides unrestricted access around the mine site. This road was completed at a minimal cost and will connect the proposed north-south access route to Dolores with the old, east-west route from Madera. The new north-south road has been surveyed and will provide a superior route for supporting the mine and should lower significantly road improvement costs. Construction of the new road will begin the first quarter of 2004.


All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.


On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Table 1. Select deep drill hole results from Dolores delineation drilling program

------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
              From       To               Width             Gold               Silver          Gold-Eq. Grade*
Drill hole    meters     meters    meters      feet    g/t       oz/t      g/t      oz/t       g/t       oz/t
------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
D03-250       231.0      241.2     10.2      33.5      10.86     0.317     351.4    10.25      16.18     0.472
and           408.0      492.7     84.7      277.9     1.34      0.039     17.6     0.51       1.61      0.047
including     427.0      431.0     4.0       13.1      3.58      0.104     94.5     2.76       5.01      0.146
including     468.0      480.0     12.0      39.4      3.46      0.101     13.1     0.38       3.66      0.107

D03-260       310.0      331.0     21.0      68.9      3.25      0.095     35.0     1.02       3.78      0.110
including     312.0      320.0     8.0       26.3      4.93      0.144     23.2     0.68       5.28      0.154
including     325.0      331.0     6.0       19.7      3.63      0.106     75.3     2.20       4.77      0.139
and           394.0      425.0     31.0      101.7     2.91      0.085     38.3     1.12       3.49      0.102
including     394.0      400.7     6.7       22.0      10.92     0.318     135.7    3.96       12.98     0.379

D03-266       77.5       90.0      12.5      41.0      1.24      0.036     24.1     0.70       1.61      0.047
and           209.5      218.0     8.5       27.9      1.02      0.030     26.5     0.77       1.42      0.041
and           244.0      251.0     7.0       23.0      3.23      0.094     87.3     2.55       4.55      0.133
and           266.5      409.4     142.9     468.9     3.07      0.090     21.1     0.62       3.39      0.099
including     283.0      309.0     26.0      85.3      4.21      0.123     66.2     1.93       5.21      0.152
including     317.0      321.0     4.0       13.1      13.97     0.407     48.2     1.41       14.70     0.429
including     334.0      344.0     10.0      32.8      15.35     0.448     22.6     0.66       15.69     0.458
including     405.0      406.5     1.5       4.9       8.76      0.255     9.2      0.27       8.90      0.260

D03- 269      291.0      293.0     2.0       6.6       4.17      0.122     363.0    10.59      9.67      0.282
and           342.0      436.0     94.0      308.4     1.27      0.037     6.5      0.19       1.37      0.040
including     434.0      436.0     2.0       6.6       9.92      0.289     3.0      0.09       9.97      0.291

D03-273       144.0      152.0     8.0       26.2      2.45      0.071     225.1    6.57       5.86      0.171
and           306.0      314.0     8.0       26.2      1.90      0.055     5.5      0.16       1.98      0.058
including     310.0      312.0     2.0       6.6       6.03      0.176     7.3      0.21       6.14      0.179
and           322.0      332.0     10.0      32.8      1.03      0.030     17.0     0.50       1.29      0.038
and           340.0      368.0     28.0      91.9      1.91      0.056     22.7     0.66       2.25      0.066
including     356.2      362.0     5.8       19.0      5.32      0.155     30.8     0.90       5.79      0.169
and           507.5      518.3     10.8      35.4      1.15      0.034     4.2      0.122      1.21      0.035
and           547.0      552.0     5.0       16.4      1.82      0.053     6.8      0.198      1.92      0.056
and           556.5      558.0     1.5       4.9       4.69      0.137     2.9      0.08       4.73      0.138

D03-274       239.0      245.0     6.0       19.7      1.48      0.043     212.4    6.19       4.70      0.137
and           404.0      412.0     8.0       26.2      4.82      0.141     116.4    3.39       6.58      0.192
and           416.0      418.0     2.0       6.6       7.15      0.209     112.0    3.27       8.85      0.258
------------- ---------- --------- --------- --------- --------- --------- -------- ---------- --------- ---------

*Gold-Equivalent Grades are based on a 66:1 ratio representing prices of $400/oz gold and $ 6/oz silver

Table 2, Additional representative drill results Dolores delineation drilling program

------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
Drill hole    From       To               Width             Gold              Silver           Gold-Eq. Grade*
              meters     meters    meters      feet    g/t       oz/t      g/t      oz/t       g/t      oz/t
------------- ---------- --------- ------------------- ------------------- ------------------- -------------------
D03-251       161.0      172.0     11.0      36.1      1.08      0.031     14.7     0.43       1.30      0.038
and           175.0      176.4     1.4       4.6       3.53      0.103     148.0    4.32       5.77      0.168
and           222.0      248.0     26.0      85.3      1.22      0.036     6.4      0.19       1.32      0.038
including     224.0      232.0     8.0       26.2      2.49      0.073     10.6     0.31       2.65      0.077

D03-254       86.0       99.5      13.5      44.3      6.85      0.20      58.3     1.70       7.73      0.226
including     90.0       92.0      2.0       6.6       43.49     1.27      101.0    2.95       45.02     1.31

D03-257       51.0       71.0      20.0      65.6      1.41      0.041     21.3     0.62       1.73      0.050
including     67.0       69.0      2.0       6.6       11.02     0.321     17.1     0.50       11.28     0.329
and           198.0      247.5     49.5      162.4     1.29      0.038     50.4     1.47       2.05      0.060
including     218.0      222.0     4.0       13.1      4.18      0.122     75.5     2.20       5.32      0.155

D03-259       57.0       63.0      6.0       19.7      1.13      0.033     80.0     2,33       2.34      0.068
and           95.0       115.0     20.0      65.6      0.92      0.027     89.1     2.60       2.27      0.066
and           158.0      191.2     33.2      108.9     0.81      0.024     147.2    4.29       3.04      0.089
including     169.9      180.0     10.1      33.1      1.01      0.029     300.1    8.75       5.56      0.162

D03-261       5.0        26.0      21.0      68.9      3.83      0.112     8.2      0.34       3.95      0.115
including     7.0        13.0      6.0       19.7      12.68     0.370     10.1     0.29       12.83     0.374

D03-267       24.0       109.0     85.0      278.9     0.83      0.024     21.2     0.62       1.15      0.034
including     54.0       62.0      8.0       26.2      1.86      0.054     64.8     1.89       2.84      0.083
and           75.0       87.0      12.0      39.4      1.52      0.044     29.7     0.87       1.97      0.057

D03-278       20.7       27.0      6.3       20.7      2.55      0.074     75.1     2.19       3.69      0.108
and           53.0       59.0      6.0       19.7      33.22     0.969     124.3    3.63       35.10     1.024
and           101.0      146.0     45.0      147.6     0.99      0.029     63.8     1.86       1.96      0.057
including     120.0      125.0     5.0       16.4      5.03      0.147     152.2    4.44       7.34      0.214

D03-279       446.0      519.0     73.0      239.5     1.53      0.045     13.7     0.40       1.74      0.051
including     466.0      468.0     2.0       6.6       10.14     0.296     36.6     1.07       10.69     0.312
and           487.0      491.0     4.0       13.1      6.21      0.181     13.1     0.38       6.41      0.187

D03-280       81.0       171.0     90.0      295.3     1.15      0.034     105.7    3.08       2.75      0.080
including     81.0       87.0      6.0       19.7      6.07      0.177     365.2    10.65      11.60     0.338
and           159.0      169.0     10.0      32.8      3.64      0.106     371.7    10.84      9.27      0.270
------------- ---------- --------- --------- --------- --------- --------- -------- ---------- --------- ---------

*Gold-Equivalent Grades are based on a 66:1 ratio representing prices of $400/oz gold and $ 6/oz silver

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     January 13, 2004                  By:    /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                          Title:   Director